Exhibit 99.1

Wix Announces Proposed Private Offering of $500 million of Convertible Senior Notes due 2025

NEW YORK, August 10, 2020 – Wix.com Ltd. (Nasdaq: WIX) (“Wix”) a leader in website creation, today announced its intention to offer, subject to market conditions and other factors, $500 million aggregate principal amount of Convertible Senior Notes due 2025 (the “Notes”) in a private offering (the “Offering”) to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). In connection with the Offering, Wix expects to grant the initial purchasers of the Notes an option to purchase, within a 13-day period beginning on, and including, the date on which the Notes are first issued, up to an additional $75 million aggregate principal amount of the Notes solely to cover over-allotments.

The final terms of the Notes, including the initial conversion price, interest rate and certain other terms, will be determined at the time of pricing of the Offering. When issued, the Notes will be senior, unsecured obligations of Wix. Interest on the Notes will be payable semi-annually in arrears, and the Notes will mature on August 15, 2025, unless earlier repurchased, redeemed or converted in accordance with their terms prior to such date. Prior to February 15, 2025, the Notes will be convertible at the option of the holders of Notes only upon the satisfaction of certain conditions and during certain periods. Thereafter, the Notes will be convertible at any time until the close of business on the second scheduled trading day immediately prior to the maturity date. The Notes will be convertible into cash, ordinary shares of Wix or a combination thereof, with the form of consideration determined at Wix’s election.

Wix may not redeem the Notes prior to August 21, 2023, except in the event of certain tax law changes. On or after August 21, 2023, Wix may redeem, for cash, all or part of the Notes if the last reported sale price of its ordinary shares has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which Wix provides notice of the redemption at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. Holders of the Notes will have the right to require Wix to repurchase all or a portion of their Notes upon the occurrence of a fundamental change (as defined in the indenture governing the Notes) at a cash repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus any accrued and unpaid interest to, but excluding the fundamental change repurchase date.

In connection with the pricing of the Notes, Wix expects to enter into privately negotiated capped call transactions with one or more of the initial purchasers of the Offering or their respective affiliates and/or other financial institutions (in this capacity, the “Option Counterparties”). The capped call transactions are expected generally to reduce the potential dilution to the ordinary shares of Wix upon any conversion of Notes and/or to offset any cash payments Wix is required to make in excess of the principal amount of converted Notes, as the case may be, with such reduction and/or offset subject to a cap. If the initial purchasers of the Offering exercise their option to purchase additional Notes, Wix expects to enter into additional capped call transactions with the Option Counterparties.

Wix has been advised that, in connection with establishing their initial hedges of the capped call transactions, the Option Counterparties or their respective affiliates expect to purchase ordinary shares of Wix and/or enter into various derivative transactions with respect to the ordinary shares of Wix concurrently with or shortly after the pricing of the Notes. This activity could increase (or reduce the size of any decrease in) the market price of the ordinary shares of Wix, the Notes and Wix’s 0% Convertible Senior Notes due 2023 at that time. In addition, the Option Counterparties or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to the ordinary shares of Wix and/or by purchasing or selling ordinary shares or other securities of Wix in secondary market transactions following the pricing of the Notes and prior to the maturity of the Notes

(and are likely to do so following any conversion, repurchase, or redemption of the Notes, to the extent Wix exercises the relevant election under the capped call transactions). This activity could also cause or avoid an increase or a decrease in the market price of the ordinary shares of Wix or the Notes, which could affect the ability of holders of Notes to convert the Notes and, to the extent the activity occurs during any observation period related to a conversion of the Notes, it could affect the number of ordinary shares of Wix and value of the consideration that holders of Notes will receive upon conversion of the Notes.

In addition, if any such capped call transactions fail to become effective, whether or not the Offering is completed, the Option Counterparties party thereto or their respective affiliates may unwind their hedge positions with respect to the ordinary shares of Wix, which could adversely affect the value of the ordinary shares of Wix and, if the Notes have been issued, the value of the Notes.

Wix intends to use a portion of the net proceeds from the Offering to pay the cost of the capped call transactions. Wix may also use a portion of the net proceeds to acquire complementary businesses, products, services or technologies. However, Wix has not entered into any agreements for or otherwise committed to any specific acquisitions at this time. Wix intends to use any remaining net proceeds from the Offering for general corporate purposes. If the initial purchasers exercise their over-allotment option, Wix expects to use a portion of the net proceeds from the sale of the additional Notes to enter into additional capped call transactions with the Option Counterparties and the remaining net proceeds for general corporate purposes.

The Notes will be offered only to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act. The offer and sale of the Notes and the ordinary shares of Wix potentially issuable upon conversion of the Notes, if any, have not been, and will not be, registered under the Securities Act, any state securities laws or the securities laws of any other jurisdiction, and unless so registered, the Notes and such shares, if any, may not be offered or sold in the United States except pursuant to an applicable exemption from such registration requirements.

This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any offer or sale of, the Notes (or any ordinary shares of Wix issuable upon conversion of the Notes) in any state or jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification thereof under the securities laws of any such state or jurisdiction.

About Wix.com Ltd.

Wix is leading the way with a cloud-based development platform for over 180 million registered users worldwide. Wix was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Through free and premium subscriptions, the Wix website builder and complete product platform empowers millions of businesses, organizations, artists and individuals to take their businesses, brands and workflow online. The Wix Editor, Wix ADI, Editor X, a highly curated App Market, Ascend by Wix and Corvid by Wix enable users to build and manage a fully integrated and dynamic digital presence. Wix’s headquarters are in Tel Aviv with offices in Be’er Sheva, Berlin, Denver, Dnipro, Dublin, Kiev, Los Angeles, Miami, New York, Phoenix, San Francisco, São Paulo, Tokyo and Vilnius.

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include, among other things, whether Wix will be able to consummate the Offering, the terms of the Offering and the capped call transactions, expectations regarding actions of the Option Counterparties and their respective affiliates and the satisfaction of customary closing conditions with respect to the Offering, and may be identified by words like “anticipate,” “assume,” “believe,” “aim,” “forecast,” “indication,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this announcement are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control.

Important factors that could cause actual outcomes to differ materially from those indicated in the forward-looking statements include, among others, the uncertainty surrounding the duration and severity of COVID -19 and its effects on our business; the risk that the Offering will not be consummated; the risk that the capped call transactions will not become effective; and changes in global, national, regional or local economic, business, competitive, market, regulatory and other factors discussed under the heading “Risk Factors” in the Company’s 2019 annual report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2020. Any forward-looking statement made by Wix in this press release speaks only as of the date hereof. Factors or events that could cause Wix’s actual results to differ may emerge from time to time, and it is not possible for Wix to predict all of them. Wix undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Investor Relations:

Maggie O’Donnell

ir@wix.com

914-267-7390

Media Relations:

pr@wix.com

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